

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

<u>Via E-Mail</u>

Sabastian V. Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re:** **Genesco Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 21, 2021**
> **File No. 001-03083**

Dear Mr. Niles:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

<u>Preliminary Proxy Statement</u>

1.   Please fill in the blanks in your document.

<u>Proposal 1. Election of Directors, page 14</u>

2.   Please clarify your disclosure to describe more precisely the business experience for Mr. Diamond and Mr. Lambros during the past five years.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions